METASTAT, INC.
27 Drydock Ave, 2nd Floor
Boston, Massachusetts 02210

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MetaStat, Inc. Registration Statement on Form S-1 Initially Filed October 9, 2015 File No. 333-207380

Ladies and Gentlemen:

MetaStat, Inc. (the "Registrant") previously filed the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

If you have any questions about this withdrawal request, please contact David Levine of Loeb & Loeb at (212) 407-4923.

Sincerely,

/s/ Douglas A. Hamilton
Douglas A. Hamilton
Chief Executive Officer